Algonquin Power & Utilities Corp. Holds Annual Meeting of Shareholders, Announces Election of Board of Directors and Provides Update on CEO Succession

OAKVILLE, Ontario - June 4, 2020 - Algonquin Power & Utilities Corp. (“APUC” or the “Company”) (TSX/NYSE: AQN) today held a virtual annual meeting of common shareholders. Following the formal business of the meeting, the management team discussed the Company’s financial performance and notable achievements in 2019, outlined how the Company is navigating the impacts of COVID-19, and highlighted the organization’s long term commitment to sustainability. It was also announced that, in connection with the Company’s previously announced executive succession plan, Mr. Arun Banskota, APUC’s President, is expected to assume the role of Chief Executive Officer in July 2020, co-incident with Mr. Ian Robertson’s retirement.

At the meeting, all of the nominees listed in the Company’s management information circular dated April 24, 2020 were elected as directors of APUC until the next annual meeting of shareholders. The detailed voting results for the election of directors are set out below.

On a vote by ballot, each of the following ten nominees proposed by management was elected as a director of APUC. The results of the ballot were as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Christopher Ball	259,876,244	99.25	1,962,720	0.75
Melissa Stapleton Barnes	260,499,482	99.49	1,339,482	0.51
Christopher Huskilson	260,494,891	99.49	1,344,073	0.51
Christopher Jarratt	225,557,590	86.14	36,281,374	13.86
D. Randy Laney	260,554,503	99.51	1,284,461	0.49
Kenneth Moore	260,478,814	99.48	1,360,150	0.52
Ian Robertson	260,513,393	99.49	1,325,571	0.51
Masheed Saidi	260,544,943	99.51	1,294,021	0.49
Dilek Samil	260,539,620	99.50	1,299,344	0.50
George Steeves	260,358,213	99.43	1,480,751	0.57

Shareholders also voted in favour of the re-appointment of Ernst & Young LLP as the Company’s auditor, a resolution approving an amendment to increase the number of common shares reserved for issuance under the Company’s Employee Share Purchase Plan, a resolution confirming and approving the Company’s virtual meeting by-law, and an advisory resolution on the Company’s approach to executive compensation.

Final voting results on all matters voted on at the annual meeting of shareholders will be filed with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov.

About Algonquin Power & Utilities Corp.
APUC is a diversified international generation, transmission and distribution utility with approximately $11 billion of total assets. Through its two business groups, APUC is committed to providing safe, reliable and cost effective rate-regulated natural gas, water, and electricity generation, transmission and distribution utility services to approximately 805,000 connections in the United States and Canada, and is a global leader in renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities representing over 2 GW of installed capacity and more than 1.4 GW of incremental renewable energy capacity under construction.

APUC strives to deliver continuing growth through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate-regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. APUC's common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain written statements included herein constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of applicable securities laws in the United States, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). The words “will”, “expects”, “intends”, “projects”, “should” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained herein include, but are not limited to statements regarding the expectation that Mr. Banskota will transition into the role of Chief Executive Officer in July 2020, co-incident with Ian Robertson’s retirement. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their nature they rely upon assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in APUC's most recent annual and interim Management's Discussion and Analysis and most recent Annual Information Form, filed with securities regulatory authorities in Canada and the United States. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

For Further Information:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500